Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE SECOND QUARTER AND FIRST HALF YEAR 2022

August 2, 2022

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2

Segment information	page 3

Balance sheet	page 4

Cash flow	page 5

Revenue development	page 6

Key metrics	page 7

Quality data	page 8

Reconciliation results excl. special items	page 9

Outlook 2022	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended June 30,				Six months ended June 30,
in € million, except share data, unaudited	2022	2021	Change	Change at cc	2022	2021	Change	Change at cc
Health Care Services	3,782	3,400	11.2%	0.8%	7,389	6,726	9.9%	1.7%
Health Care Products	975	920	6.0%	1.1%	1,916	1,804	6.2%	2.2%
Total revenue	4,757	4,320	10.1%	0.8%	9,305	8,530	9.1%	1.8%

Costs of revenue	3,411	3,036	12.3%	2.7%	6,701	6,039	10.9%	3.4%
Gross profit	1,346	1,284	4.8%	-3.5%	2,604	2,491	4.6%	-2.1%
Selling, general and administrative	969	830	16.8%	8.2%	1,841	1,542	19.4%	12.1%
Research and development	55	52	6.5%	0.9%	105	101	4.4%	0.0%
Income from equity method investees	(19)	(22)	-13.6%	-14.0%	(30)	(50)	-40.5%	-40.5%
Operating income	341	424	-19.7%	-27.3%	688	898	-23.4%	-28.9%
Operating income excl. special items [1]	445	433	2.8%	-6.1%	852	910	-6.4%	-12.5%

Interest income	(13)	(14)	-8.7%	6.8%	(27)	(29)	-8.1%	-0.5%
Interest expense	85	83	1.4%	-4.1%	168	174	-4.0%	-8.8%
Interest expense, net	72	69	3.4%	-6.3%	141	145	-3.2%	-10.5%
Income before taxes	269	355	-24.2%	-31.5%	547	753	-27.3%	-32.4%
Income tax expense	63	75	-16.4%	-24.0%	130	169	-23.3%	-28.3%
Net income	206	280	-26.4%	-33.5%	417	584	-28.5%	-33.6%
Net income attributable to noncontrolling interests	59	61	-3.7%	-14.6%	112	116	-2.8%	-11.7%
Net income attributable to shareholders of FMC-AG & Co. KGaA	147	219	-32.7%	-38.7%	305	468	-34.9%	-39.0%
Net income attributable to shareholders of FMC-AG & Co. KGaA excl. special items [1]	225	225	0.2%	-7.2%	428	476	-10.0%	-14.9%

Operating income	341	424	-19.7%	-27.3%	688	898	-23.4%	-28.9%
Depreciation, amortization and impairment loss	422	396	6.9%	-2.4%	842	784	7.4%	0.1%
EBITDA	763	820	-6.9%	-15.3%	1,530	1,682	-9.1%	-15.4%

Weighted average number of shares	293,145,413	292,913,910			293,076,643	292,896,096

Basic earnings per share	€0.50	€0.75	-32.7%	-38.8%	€1.04	€1.60	-34.9%	-39.1%
Basic earnings per ADS	€0.25	€0.37	-32.7%	-38.8%	€0.52	€0.80	-34.9%	-39.1%

In percent of revenue
Operating income margin	7.2%	9.8%			7.4%	10.5%
Operating income margin excl. special items [1]	9.4%	10.0%			9.2%	10.7%
EBITDA margin	16.0%	19.0%			16.4%	19.7%

1 For a reconciliation of special items, please refer to the table on page 9.

Statement of earnings	page 2 of 10	August 2, 2022

Segment information

	Three months ended June 30,				Six months ended June 30,
unaudited	2022	2021	Change	Change at cc	2022	2021	Change	Change at cc
Total
Revenue in € million	4,757	4,320	10.1%	0.8%	9,305	8,530	9.1%	1.8%
Operating income in € million	341	424	-19.7%	-27.3%	688	898	-23.4%	-28.9%
Operating income margin	7.2%	9.8%			7.4%	10.5%
Days sales outstanding (DSO)					69	58
Employees (full-time equivalents)					123,153	123,538

North America
Revenue in € million	3,294	2,953	11.5%	-1.4%	6,464	5,852	10.5%	0.2%
Operating income in € million	340	398	-14.4%	-24.0%	644	796	-19.1%	-26.4%
Operating income margin	10.3%	13.5%			10.0%	13.6%
Days sales outstanding (DSO)					56	37

EMEA
Revenue in € million	727	693	4.9%	6.6%	1,401	1,362	2.8%	4.6%
Operating income in € million	60	73	-18.6%	-18.1%	121	153	-21.0%	-18.5%
Operating income margin	8.2%	10.6%			8.6%	11.2%
Days sales outstanding (DSO)					88	87

Asia-Pacific
Revenue in € million	516	486	6.3%	1.6%	1,023	957	7.0%	2.9%
Operating income in € million	71	84	-15.5%	-15.7%	170	170	0.3%	-0.7%
Operating income margin	13.8%	17.3%			16.6%	17.7%
Days sales outstanding (DSO)					99	105

Latin America
Revenue in € million	207	171	21.4%	16.8%	391	330	18.5%	16.1%
Operating income in € million	(6)	3	n.a.	n.a.	5	9	-46.2%	-70.9%
Operating income margin	-3.0%	1.5%			1.3%	2.8%
Days sales outstanding (DSO)					121	135

Corporate
Revenue in € million	13	17	-29.8%	-34.4%	26	29	-13.7%	-18.2%
Operating income in € million	(124)	(134)	-6.7%	-12.0%	(252)	(230)	9.8%	5.7%

cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	page 3 of 10	August 2, 2022

Balance sheet

	June 30	December 31
in € million, except for net leverage ratio, unaudited	2022	2021
Assets
Current assets	8,105	7,967
Goodwill and intangible assets	17,144	15,821
Right of use assets	4,450	4,316
Other non-current assets	6,371	6,263
Total assets	36,070	34,367

Liabilities and equity
Current liabilities	6,877	7,258
Non-current liabilities	13,742	13,130
Total equity	15,451	13,979
Total liabilities and equity	36,070	34,367

Equity/assets ratio	43%	41%

Debt and lease liabilities
Short-term debt from unrelated parties	1,391	1,178
Short-term debt from related parties	23	78
Current portion of long-term debt	57	668
Current portion of lease liabilities from unrelated parties	683	640
Current portion of lease liabilities from related parties	22	21
Long-term debt, less current portion	7,263	6,647
Lease liabilities from unrelated parties, less current portion	4,133	3,990
Lease liabilities from related parties, less current portion	87	98
Total debt and lease liabilities	13,659	13,320
Minus: Cash and cash equivalents	(1,025)	(1,482)
Total net debt and lease liabilities	12,634	11,838

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,053	1,219
Income tax expense	313	353
Interest income	(71)	(73)
Interest expense	347	353
Depreciation and amortization	1,647	1,586
Adjustments[1]	260	125
Annualized adjusted EBITDA	3,549	3,563

Net leverage ratio	3.6	3.3

1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2022: €4 M; 2021: €13 M), non-cash charges, primarily related to pension expense (2022: €51 M; 2021: €49 M), impairment loss (2022: €35 M; 2021: €38 M) and special items, including costs related to the FME25 Program (2022: € 63 M; 2021: €25 M), Humacyte Investment Remeasurement (2022: €78 M), Hyperinflation in Turkiye (2022: €6 M) and the Impacts Related to the War in Ukraine (2022: €23 M).

Balance sheet	page 4 of 10	August 2, 2022

Cash flow statement

	Three months ended June 30,		Six months ended June 30,
in € million, unaudited	2022	2021	2022	2021
Operating activities
Net income	206	280	417	584
Depreciation, amortization and impairment loss	422	396	842	784
Change in working capital and other non-cash items	123	245	(349)	(239)
Net cash provided by (used in) operating activities	751	921	910	1,129
In percent of revenue	15.8%	21.3%	9.8%	13.2%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(172)	(209)	(334)	(394)
Proceeds from sale of property, plant and equipment	3	8	5	14
Capital expenditures, net	(169)	(201)	(329)	(380)

Free cash flow	582	720	581	749
In percent of revenue	12.2%	16.7%	6.2%	8.8%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(24)	(22)	(61)	(129)
Investments in debt securities	(43)	(52)	(86)	(62)
Proceeds from divestitures	26	0	40	2
Proceeds from sale of debt securities	13	26	27	96
Free cash flow after investing activities	554	672	501	656

Cash flow	page 5 of 10	August 2, 2022

Revenue development

						Same
						market
				Change	Organic	treatment
in € million, unaudited	2022	2021	Change	at cc	growth	growth[1]
Three months ended June 30,
Total revenue	4,757	4,320	10.1%	0.8%	0.3%
Health Care Services	3,782	3,400	11.2%	0.8%	0.1%	-1.5%
Health Care Products	975	920	6.0%	1.1%	1.1%

North America	3,294	2,953	11.5%	-1.4%	-2.1%
Health Care Services	3,026	2,695	12.3%	-0.7%	-1.5%	-2.4%[2]
Health Care Products	268	258	3.8%	-8.5%	-8.4%

EMEA	727	693	4.9%	6.6%	6.4%
Health Care Services	362	341	6.1%	6.5%	6.0%	0.0%
Health Care Products	365	352	3.7%	6.8%	6.8%

Asia-Pacific	516	486	6.3%	1.6%	1.6%
Health Care Services	237	227	4.6%	2.6%	2.6%	2.6%
Health Care Products	279	259	7.8%	0.8%	0.8%

Latin America	207	171	21.4%	16.8%	17.5%
Health Care Services	149	123	21.0%	19.7%	20.6%	-1.8%
Health Care Products	58	48	22.4%	9.6%	9.7%

Corporate	13	17	-29.8%	-34.4%
Health Care Services	8	14	-47.7%	-53.6%
Health Care Products	5	3	22.9%	22.6%

Six months ended June 30,
Total revenue	9,305	8,530	9.1%	1.8%	0.9%
Health Care Services	7,389	6,726	9.9%	1.7%	0.6%	-1.5%
Health Care Products	1,916	1,804	6.2%	2.2%	2.1%

North America	6,464	5,852	10.5%	0.2%	-0.9%
Health Care Services	5,915	5,338	10.8%	0.5%	-0.8%	-2.3%[2]
Health Care Products	549	514	7.1%	-2.9%	-2.9%

EMEA	1,401	1,362	2.8%	4.6%	4.3%
Health Care Services	707	674	4.9%	5.7%	5.1%	-0.4%
Health Care Products	694	688	0.8%	3.6%	3.4%

Asia-Pacific	1,023	957	7.0%	2.9%	2.6%
Health Care Services	473	455	4.1%	2.4%	1.8%	2.1%
Health Care Products	550	502	9.6%	3.2%	3.2%

Latin America	391	330	18.5%	16.1%	16.6%
Health Care Services	279	238	17.2%	17.5%	18.1%	-1.8%
Health Care Products	112	92	21.7%	12.6%	12.7%

Corporate	26	29	-13.7%	-18.2%
Health Care Services	15	21	-27.3%	-33.7%
Health Care Products	11	8	18.3%	18.0%

1 Same market treatment growth = organic growth less price effects

2 U.S. (excl. Mexico), same market treatment growth North America: -2.5% for the three months and -2.2% for the six months ended June 30, 2022.

Revenue development	page 6 of 10	August 2, 2022

Key metrics Dialysis Care Services

	Six months ended June 30, 2022
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	4,163	1%	24	345,687	0%	25,932,144	-1%
North America	2,694	1%	11	209,084	-1%	15,767,874	-1%
EMEA	820	1%	4	66,544	2%	4,919,002	0%
Asia-Pacific	400	-1%	8	33,799	1%	2,387,338	1%
Latin America	249	2%	1	36,260	0%	2,857,930	-3%

Key metrics	page 7 of 10	August 2, 2022

Quality data1

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021	Q2 2022	Q2 2021
Kt/V ≥ 1.2	97	97	93	93	92	91	95	93
Hemoglobin = 10-12 g/dl	70	69	81	81	49	48	52	50
Calcium = 8.4-10.2 mg/dl	84	81	79	78	74	74	72	71
Albumin ≥ 3.5 g/dl	84	80	89	90	90	89	89	89
Phosphate ≤ 5.5 mg/dl	57	58	78	79	77	76	63	63
Patients without catheter (after 90 days)	78	79	76	77	77	78	79	81

in days
Days in hospital per patient year
(global basis)	10.7	11.1	(Q1 2021)

1 Definitions cf. Annual Report 2021, Section "Non-Financial Group Report"

Quality data	page 8 of 10	August 2, 2022

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlook

										Results excl. special items
in € million, except share data, unaudited	Results 2022	FME25 Program	Humacyte Investment Remeasurement	Ukraine War[1]	Hyperinflation in Turkiye	Results 2022 excl. special items	Results 2021	FME25 program	Results 2021 excl. special items	Change	Change at cc
Three months ended June 30,
Total revenue	4,757					4,757	4,320		4,320	10.1%	0.8%

EBITDA	763	21	75	2	6	867	820	9	829	4.6%	-4.4%

Total operating income	341	21	75	2	6	445	424	9	433	2.8%	-6.1%
North America	340	6	75	-	-	421	398	3	401	5.2%	-6.3%
EMEA	60	4	-	2	6	72	73	-	73	-1.4%	3.1%
Asia-Pacific	71	-	-	-	-	71	84	-	84	-15.5%	-15.7%
Latin America	(6)	-	-	-	-	(6)	3	-	3	n.a.	n.a.
Corporate	(124)	11	-	-	-	(113)	(134)	6	(128)	-10.8%	-15.5%

Interest expense, net	72					72	69		69	3.4%	-6.3%

Income tax expense	63	6	20	-	-	89	75	3	78	14.7%	4.2%

Net income attributable to noncontrolling interests	59					59	61		61	-3.7%	-14.6%

Net income[2]	147	15	55	2	6	225	219	6	225	0.2%	-7.2%

Basic earnings per share	€0.50	€0.05	€0.19	€0.01	€0.02	€0.77	€0.75	€0.02	€0.77	0.1%	-7.3%

Six months ended June 30,
Total revenue	9,305					9,305	8,530		8,530	9.1%	1.8%

EBITDA	1,530	49	78	23	6	1,686	1,682	12	1,694	-0.5%	-7.1%

Total operating income	688	57	78	23	6	852	898	12	910	-6.4%	-12.5%
North America	644	20	78	-	-	742	796	3	799	-7.2%	-15.6%
EMEA	121	6	-	23	6	156	153	-	153	1.9%	6.8%
Asia-Pacific	170	-	-	-	-	170	170	-	170	0.3%	-0.7%
Latin America	5	-	-	-	-	5	9	-	9	-46.0%	-70.8%
Corporate	(252)	31	-	-	-	(221)	(230)	9	(221)	0.0%	-3.7%

Interest expense, net	141					141	145		145	-3.2%	-10.5%

Income tax expense	130	17	21	3	-	171	169	4	173	-1.7%	-8.2%

Net income attributable to noncontrolling interests	112					112	116		116	-2.8%	-11.7%

Net income[2]	305	40	57	20	6	428	468	8	476	-10.0%	-14.9%

Basic earnings per share	€1.04	€0.14	€0.19	€0.07	€0.02	€1.46	€1.60	€0.02	€1.62	-10.0%	-14.9%

1 Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.

2 Attributable to shareholders of FMC-AG & Co. KGaA

Reconciliation results excl. special items	page 9 of 10	August 2, 2022

Outlook 2022

		Revised Outlook 2022	Previous Outlook 2022
	Results 2021	(at Constant Currency, except for ROIC)	(at Constant Currency, except for ROIC)
Revenue[1]	€17,619 M	growth: low-single-digit percentage rate	growth: low-to-mid-single-digit percentage rate
Revenue growth at Constant Currency[1]		growth: low-single-digit percentage rate	growth: low-to-mid-single-digit percentage rate
Operating income[1]	€1,915 M	decline: around mid-teens percentage rate	growth: low-to-mid-single-digit percentage rate
Net income[1,2]	€1,018 M	decline: around high-teens percentage rate	growth: low-to-mid-single-digit percentage rate
Net income[2] growth at Constant Currency[1]		decline: around high-teens percentage rate	growth: low-to-mid-single-digit percentage rate
ROIC[1]	5.1%	≥ 4.0%	≥ 5.0%

1 Revised Outlook 2022 is based on the assumptions outlined in the earnings release for the second quarter and first half year 2022 and excludes special items. Special items include further costs related to the FME25 Program, Humacyte Investment Remeasurement, Hyperinflation in Turkiye, the Impacts Related to the War in Ukraine and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2021 excluding the costs related to the FME25 Program (€63 M for operating income and €49 M for net income).

2 Net income attributable to shareholders of FMC-AG & Co. KGaA.

Outlook 2022	page 10 of 10	August 2, 2022